U.S. ENERGY CORP.
                               877 NORTH 8TH WEST
                               RIVERTON, WY 82501
                               TEL. (307) 856-9271
                               FAX. (307) 857-3050


December 2, 2003

Securities and Exchange Commission
Division of Corporation Finance
450 5th Street NW
Washington, DC 20549

Re:  U.S. Energy Corp.
     Withdrawal of Registration Statement on Form S-3
     SEC File No.  333-109492

Dear Commissioners:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, U.S. Energy Corp. (the "Company") hereby requests that the Securities and Exchange Commission issue an order of withdrawal of the Company's registration statement on Form S-3 filed with the Commission on October 6, 2003 (SEC File No. 333-109492). The Company makes this request because the Company has been advised by the Commission that the Company's re-structuring of certain derivative securities, while the subject Form S-3 registration statement was in review at the Commission and not declared effective, may have constituted a violation of section 5 of the Securities Act of 1933. Accordingly, the Company believes it is not appropriate for the subject Form S-3 to remain in "filed registration statement" status at the Commission.

The Form S-3 registration statement has not been declared effective by the Commission

No securities have been offered for sale, or sold, under the subject Form S-3 registration statement.

If you have any questions regarding this application, please contact our securities counsel, Stephen E. Rounds, at 303.377.6997.

Sincerely,

U.S. Energy Corp.


By:    /s/  Robert Scott Lorimer
     ----------------------------------
     Robert Scott Lorimer
     Chief Financial Officer



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